02056052

SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002
(Submission No. 2)

BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

#3113, Three Bentall Centre, P.O. Box 49113,

595 Burrard Street, Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __✓__

PROCESSED
AUG 2 8 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __✓__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: ______________________
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: August 19, 2002

Sm B

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC Form 45-902F

(formerly Form 20)

Securities Act

Report of Exempt Distribution

Report of a distribution made under section 74(2) (1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

   Bema Gold Corporation
   18th Floor, 1138 Melville Street
   Vancouver, B.C. V6E 4S3
   Telephone: (604) 681-8371

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is NOT an exchange issuer.

3. Describe the type of security (the "Security") and the aggregate number distributed:

   313,635 flow through shares of the issuer.

4. Date of the distribution(s) of the security:

   February 27, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:

   Section 74(2)(9) of the *Securities Act* (British Columbia)

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

   (a) See attached Schedule "A"

   (b) The Issuer has prepared and certified a list comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

   Not Applicable

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

   $207,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   Canaccord Capital Corporation of 1210 - 320 Bay Street, Toronto, Onatario and Haywood Securities Inc. of 20th Floor, Commerce Place, 400 Burrard Street, Vancouver, British Columbia (collectively, the "Agents") acted as agents in connection with the private placement. As consideration for their services, the Agents received a cash commission equal to 2% of the gross proceeds received from the sale of 313,635 Flow-Through Shares.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

   Not Applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

    (a) the number of different purchasers who acquired securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

    Not Applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 1st day of March, 2002.

Bema Gold Corporation
Name of Issuer

Signature of Authorized Signatory

Roger Richer, Secretary & Director
Name and Office of Authorized Signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person whose signature appears on the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to item 8, compensation includes discounts, commissions, or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agency by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b) (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a) (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97. Cheques should be made payable to the "British Columbia Securities Commission".

BGO-Admin/Legal/Bema/Forms/45902-F.doc

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Schedule "A"
BEMA GOLD CORPORATION
Private Placement - Flow Through Shares

Name and Address	Registration Particulars	Delivery Instructions	No. of Securities	Purchase Price	Securities Exemption
Clive Johnson 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	Clive Johnson 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	Bema Gold Corporation 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	134,848	$89,000	S.74(2)(9) (BC Act)
Roger Richer 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	Roger Richer 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	Bema Gold Corporation 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	53,030	$35,000	S.74(2)(9) (BC Act)
Tom Garagan 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	Yorkton Securities Inc. ITF Tom Garagan 10th Floor, Bentall IV 1055 Dunsmuir Street Vancouver, BC V7X 1L4	Yorkton Securities Inc. ITF Tom Garagan 10th Floor, Bentall IV 1055 Dunsmuir Street Vancouver, BC V7X 1L4 Attention: Gary Bogdanovich	53,030	$35,000	S.74(2)(9) (BC Act)
George Johnson 1728 Edwards Drive, #2 Point Roberts, WA 98281	George Johnson 1728 Edwards Drive, #2 Point Roberts, WA 98281	Bema Gold Corporation 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	30,303	$20,000	S.74(2)(9) (BC Act)
Peter Ozorio 5660 Plover Court Richmond, BC V7E 4S3	Peter Ozorio 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	Bema Gold Corporation 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	21,212	$14,000	S.74(2)(9) (BC Act)
Brian Scott 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	Brian Scott 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	Bema Gold Corporation 18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3	21,212	$14,000	S.74(2)(9) (BC Act)
			313,365	**$207,000**	